

Mail Stop 3720

December 24, 2015

Jeffrey H. Smulyan
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

      Re: Emmis Communications Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed December 18, 2015
               File No. 000-23264

Dear Mr. Smulyan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Krebs, for

      Larry Spirgel
      Assistant Director
      AD Office 11 – Telecommunications